Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Pharmaceuticals Ltd Publication on PG11047

Brisbane, Australia, 14th September 2010.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that data from a joint research effort between Lund University in Sweden and Progen Pharmaceuticals was published electronically (ahead of print) in the journal Anti-Cancer Drugs.

The paper, entitled “Reduction of the putative CD44+CD24- breast cancer stem cell population by targeting the polyamine metabolic pathway with PG11047” was co-authored by Helena Cirenajwis, Sandra Smiljanic, Gabriella Honeth, Cecilia Hegardt, Laurence J. Marton, and Stina M. Oredsson.

PG11047 is a polyamine analog that has been studied extensively in preclinical as well as in clinical studies. A recent publication entitled “A systems analysis of the chemosensitivity of breast cancer cells to the polyamine analogue PG11047” (BMC Medicine 2009, 7:77 doi:10.1186/1741-7015-7-77) describes the effects of PG11047 in a panel of 48 breast cell lines that mirror many transcriptional and genomic features present in primary human breast tumours. The objective of that study was to use a systems approach to study the relative effects of PG11047 across breast cancer cells derived from different patients and to identify genetic markers associated with differential cytotoxicity. A 13-gene transcriptional marker set was developed as a predictor of response to PG11047 that warrants clinical evaluation.

The present study focuses on a single breast cancer cell line that was studied in depth. This cell line is a transtuzamab (Herceptin) resistant cell line that over expresses HER2 (Human Epidermal growth factor Receptor 2), the target of Herceptin.  There is growing data to support the existence of Cancer Stem Cells (CSCs) in breast as well as in other tumour types.  These CSCs possess inherent properties of self-renewal and differentiation, and express a unique set of genes. These features favour the promotion of tumour recurrence and metastasis. Thus, optimal tumour therapy should target these uniquely malicious cells.

The study showed that PG11047 targeted the CSC population of this tumour line specifically by interfering with several stem cell-related properties, such as self-renewal, differentiation, motility, and the cancer related “mesenchymal” phenotype. Of interest, DFMO (a compound that along with PG11047, interferes with the biosynthesis of the polyamine pathway however via a different mechanism of action) did not produce the same effects as did PG11047.

PG11047 has been studied in multiple phase I human clinical trials and one phase II trial, both alone and in combination with each of 6 other approved drugs and has displayed limited toxicity and promise with regard to efficacy.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.